UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER
Washington, D.C. 20549	000-51518

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐Form 20-F ☐Form 11-K ☐Form 10-Q ☐Form 10D ☐Form N-SAR ☐Form N-CSR

For Period Ended:	December 31, 2007

For Period Ended:
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I REGISTRANT INFORMATION
Full Name of Registrant Chem Rx Corporation
Former Name if Applicable
Address of Principal Executive Office (Street and Number) 750 Park Place
City, State and Zip Code Long Beach, NY 11561

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant was originally known as Paramount Acquisition Corp., and filed its annual report on Form 10-K under that name for the fiscal year ended December 31, 2006. The registrant was a blank check company with no employees and no operating assets as of the time it filed such prior annual report on Form 10-K and until October 26, 2007, the date on which the registrant acquired B.J.K. Inc., an entity with an operating business having annual revenues of over $250,000,000. As a result of this business combination, the registrant ceased being a blank check company and changed its name to Chem Rx Corporation. Upon consummation of the business combination, the registrant made substantial changes in its officers and directors, with substantially all of the senior officers of the registrant immediately prior to the business combination resigning and being replaced by management of the acquired company.

The acquired company had, since its inception, been a closely held private company and, as such, had never been subject to the financial reporting requirements under the Securities Exchange Act of 1934 and its management and financial accounting staff had never completed annual financial statements containing the level of detailed disclosure required for SEC reporting purposes, nor the other disclosures required in an annual report on Form 10-K. The Form 10-K to be filed by the registrant with respect to the fiscal year ended December 31, 2007 will contain two separate sets of audited financial statements which cover the financial condition of the acquired entity as of the date of the business combination and of the registrant as of December 31, 2007, and the results of operations and cash flows of the respective entities for the applicable periods then ended. In addition, the registrant’s financial statements require certain adjustments relating to the allocation of the purchase price paid in the registrant’s business combination transaction. Due to the relatively complex nature of the financial disclosures in this first Form 10-K, the registrant is unable to complete the necessary disclosures required in its Form 10-K by the original filing date, and undertakes to complete the disclosures and file its annual report on Form 10-K within 15 days following the original required filing date.

PART IV OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
	Steven C. Silva	(516)	889-8770
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)

Yes No X

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes No X

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.
The registrant anticipates reporting results of operations which are summarized as follows:
	Chem Rx Corporation		B.J.K. Inc.
	Year Ended 12/31/07	Year Ended 12/31/06	Period Ended 10/26/07	Year Ended 12/31/06
Net Sales	$60,532	$0	$256,669	$261,639
Cost of Sales	43,839	—	192,454	194,289
Gross Profit	16,693	—	64,215	67,350
Selling, general and administrative expenses	13,746	2,076	58,671	47,527
Income (loss) from Operations	2,947	(2,076)	5,544	19,823
Interest & Other Income (Expenses)
Interest income	1,597	1,969	20	37
Interest expense	(2,530)	—	(2,168)	(1,342)
Key man life insurance	—	—	—	10,000
Other income	38	—	575	650
Loss on disposal of property and equipment	—	—	—	(95)
Total Other Income (Expense)	(895)	1,969	(1,573)	9,250
Income (loss) before minority interest and income taxes	2,052	(107)	3,971	29,073
Minority Interest	—	—	(892)	(1,160)
Income (loss) before Income Taxes	2,052	(107)	3,079	27,913
Income tax benefit (provision)	274	90	(300)	(382)
Net Income (loss)	$2,326	$(17)	$2,779	$27,531

Chem Rx Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 1, 2008	By /s/ Steven C. Silva President and Chief Operating Officer